                                                     Exhibit 99(a)(18)

FOR IMMEDIATE  RELEASE

                 JITNEY-JUNGLE COMPLETES TENDER OFFER FOR DELCHAMPS


    Jackson, Mississippi, September 12, 1997. Jitney-Jungle Stores of America, Inc. announced today that its wholly-owned subsidiary, Delta Acquisition Corporation, has completed its $30 per share cash tender offer for all outstanding shares of Delchamps, Inc. (NASDAQ NMS:DLCH). The offer expired, as scheduled, at 5:00 p.m., New York City time, on Friday, September 12, 1997.

    As of the termination of the offer, based on a preliminary count from the depositary for the offer, approximately 5,321,112 shares of Delchamps' common stock had been tendered and accepted for payment. These tendered shares represent approximately 74% of Delchamps' outstanding shares. Jitney-Jungle and Delchamps will now proceed to complete a merger pursuant to which Jitney-Jungle will acquire the remaining shares of Delchamps for $30 per share in cash. The merger is expected to be completed later this year.

    Michael E. Julian, Jitney-Jungle's President and Chief Executive Officer, said: "We are very pleased that the tender offer has been successfully completed and we look forward to building on the great strengths of these two leading supermarket franchises in the Southeast."




                                       #  #  #

FOR FURTHER INFORMATION CONTACT:

Jitney-Jungle Stores of America, Inc.:
Michael E. Julian, President and Chief Executive Officer
(601) 346-2116

MacKenzie Partners, Inc.:
Grace M. Protos
(212) 929-5500